

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Philip Krim
Chairman of the Board
Tailwind Two Acquisition Corp.
150 Greenwich Street, 29th Floor
New York, New York 10006

     Re: Tailwind Two Acquisition Corp.
         Draft Registration Statement on Form S-1
         Submitted December 16, 2020
         CIK No. 0001835512

Dear Mr. Krim:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary Financial Data, page 31

1.   Please expand your disclosure in the table to also include the "as adjusted" amounts at December 3, 2020 assuming consummation of the offering.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,

Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christian O. Nagler, Esq.